Vision Sensing Acquisition Corp.

Suite 500, 78 SW 7th Street

Miami, Florida 33130

VIA EDGAR

October 28, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Wood

Re:	Vision Sensing Acquisition Corp.
Registration Statement on Form S-1
Filed September 24, 2021, as amended
File No. 333-259766

Dear Mr. Wood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vision Sensing Acquisition Corp. hereby requests that effectiveness of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on October 29, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ George Peter Sobek
George Peter Sobek
Chairman and Chief Executive Officer

cc:	Reed Smith LLP
Ballard Spahr LLP